United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GoHealth, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

38046W105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38046W105	Schedule 13G

1	Names of Reporting Persons CCP III Cayman GP Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 121,475,638
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 121,475,638

9	Aggregate Amount Beneficially Owned by Each Reporting Person 121,475,638
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 62.1%
12	Type of Reporting Person OO

CUSIP No. 38046W105	Schedule 13G

1	Names of Reporting Persons Centerbridge Associates III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 40,682,961
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 40,682,961

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,682,961
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.4%
12	Type of Reporting Person PN

CUSIP No. 38046W105	Schedule 13G

1	Names of Reporting Persons CCP III AIV VII Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 40,682,961
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 40,682,961

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,682,961
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.4%
12	Type of Reporting Person PN

CUSIP No. 38046W105	Schedule 13G

1	Names of Reporting Persons CB Blizzard Co-Invest Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 40,682,961
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 40,682,961

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,682,961
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.4%
12	Type of Reporting Person PN

CUSIP No. 38046W105	Schedule 13G

1	Names of Reporting Persons CB Blizzard Lower Holdings GP A, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 40,682,961
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 40,682,961

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,682,961
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.4%
12	Type of Reporting Person OO

CUSIP No. 38046W105	Schedule 13G

1	Names of Reporting Persons CB Blizzard Lower Holdings A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 40,682,961
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 40,682,961

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,682,961
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.4%
12	Type of Reporting Person PN

CUSIP No. 38046W105	Schedule 13G

1	Names of Reporting Persons Blizzard Aggregator, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 80,792,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 80,792,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,792,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 41.3%
12	Type of Reporting Person OO

CUSIP No. 38046W105	Schedule 13G

1	Names of Reporting Persons CB Blizzard Lower Holdings GP B, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 80,792,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 80,792,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,792,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 41.3%
12	Type of Reporting Person OO

CUSIP No. 38046W105	Schedule 13G

1	Names of Reporting Persons CB Blizzard Lower Holdings B, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 80,792,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 80,792,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,792,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 41.3%
12	Type of Reporting Person PN

CUSIP No. 38046W105	Schedule 13G

1	Names of Reporting Persons Jeffrey Aronson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 121,475,638
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 121,475,638

9	Aggregate Amount Beneficially Owned by Each Reporting Person 121,475,638
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 62.1%
12	Type of Reporting Person IN

STATEMENT ON SCHEDULE 13G

This is Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 4, 2021. Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, each of the persons listed below under Item 2 have agreed to file one statement with respect to their beneficial ownership of Class A Common Stock, $0.0001 par value per share of GoHealth, Inc. (the “Issuer”).

ITEM 1.	(a) Name of Issuer:

GoHealth, Inc.

(b) Address of Issuer’s Principal Executive Offices:

214 West Huron St., Chicago, Illinois, 60654.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

CCP III Cayman GP Ltd. (“CCP GP”);

Centerbridge Associates III, L.P. (“Centerbridge Associates”);

CCP III AIV VII Holdings, L.P. (“CCP III”);

CB Blizzard Co-Invest Holdings, L.P. (“CB Blizzard”);

CB Blizzard Lower Holdings GP A, LLC (“CB Blizzard A GP”);

CB Blizzard Lower Holdings A, L.P. (“CB Blizzard A”);

Blizzard Aggregator, LLC (“Blizzard Aggregator”);

CB Blizzard Lower Holdings GP B, LLC (“CB Blizzard B GP”);

CB Blizzard Lower Holdings B, L.P. (“CB Blizzard B”); and

Jeffrey H. Aronson

(b) Address of Principal Business Office:

The principal business address of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, New York 10152.

(c) Citizenship of each Reporting Person is:

CCP GP is organized under the laws of the Cayman Islands. Mr. Aronson is a citizen of the United States. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d) Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”).

(e) CUSIP Number:

38046W105

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021 based upon 114,773,928 shares of Class A Common Stock outstanding as of November 2, 2021 as reported in the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021 and assumes the redemption of the LLC Interests held of record by CB Blizzard Lower Holdings B, L.P. as of the date hereof. The LLC Interests may be redeemed at any time for shares of Class A Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CCP III Cayman GP Ltd.	121,475,638	62.1%	0	121,475,638	0	121,475,638
Centerbridge Associates III, L.P.	40,682,961	35.4%	0	40,682,961	0	40,682,961
CCP III AIV VII Holdings, L.P.	40,682,961	35.4%	0	40,682,961	0	40,682,961
CB Blizzard Co-Invest Holdings, L.P.	40,682,961	35.4%	0	40,682,961	0	40,682,961
CB Blizzard Lower Holdings GP A LLC	40,682,961	35.4%	0	40,682,961	0	40,682,961
CB Blizzard Lower Holdings A, L.P.	40,682,961	35.4%	0	40,682,961	0	40,682,961
Blizzard Aggregator, LLC	80,792,677	41.3%	0	80,792,677	0	80,792,677
CB Blizzard Lower Holdings GP B LLC	80,792,677	41.3%	0	80,792,677	0	80,792,677
CB Blizzard Lower Holdings B, L.P.	80,792,677	41.3%	0	80,792,677	0	80,792,677
Jeffrey Aronson	121,475,638	62.1%	0	121,475,638	0	121,475,638

CB Blizzard Lower Holdings A, L.P. is the record holder of 40,682,961 shares of Class A Common Stock. CB Blizzard Lower Holdings B, L.P. is the record holder of 80,792,677 LLC Interests.

On March 9, 2021, each of CCP III and CB Blizzard contributed the Class A shares held by them to CB Blizzard Lower Holdings A, L.P. and Blizzard Aggregator contributed the securities held by it to CB Blizzard Lower Holdings B, L.P. The general partner of CB Blizzard Lower Holdings A, L.P. is CB Blizzard Lower Holdings GP A, LLC, which is owned by CCP III and CB Blizzard. The general partner of CB Blizzard Lower Holdings B, L.P. is CB Blizzard Lower Holdings GP B, LLC, which is owned by Blizzard Aggregator. No securities of the Issuer were purchased or sold in connection with the contributions described herein.

CCP GP is the general partner of Centerbridge Associates, which is the general partner of each of CCP III and CB Blizzard, which are the owners of CB Blizzard Lower Holdings GP A, LLC, which is the general partner of CB Blizzard Lower Holdings A, L.P. As a result, each of CCP GP, Centerbridge Associates, CCP III, CB Blizzard and CB Blizzard Lower Holdings GP A, LLC may be deemed to share beneficial ownership of the Class A Common Stock held by CB Blizzard Lower Holdings A, L.P. CCP GP is also the sole manager of Blizzard Aggregator, which is the owner of CB Blizzard Lower Holdings GP B, LLC, which is the general partner of CB Blizzard Lower Holdings B, L.P. As a result, each of CCP GP, Blizzard Aggregator and CB Blizzard Lower Holdings GP B, LLC may be deemed to share beneficial ownership of the LLC Interests held by CB Blizzard Lower Holdings B, L.P. Jeffrey H. Aronson is the sole director of CCP GP and, as a result, may be deemed to beneficially own the securities held by each of CB Blizzard Lower Holdings A, L.P. and CB Blizzard Lower Holdings B, L.P. However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of securities owned by another Reporting Person. In addition, Mr. Aronson expressly disclaims beneficial ownership of the shares of Class A Common Stock held by CB Blizzard Lower Holdings A, L.P., as well as the LLC Interests held by CB Blizzard Lower Holdings B, L.P., except to the extent of any proportionate pecuniary interest therein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

CCP III CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE ASSOCIATES III, L.P.
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP III AIV VII HOLDINGS, L.P.
By: Centerbridge Associates III, L.P., its general partner
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB BLIZZARD CO-INVEST HOLDINGS, L.P.
By: Centerbridge Associates III, L.P., its general partner
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB BLIZZARD LOWER HOLDINGS GP A, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB BLIZZARD LOWER HOLDINGS A, L.P.
By: CB Blizzard Lower Holdings GP A, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

BLIZZARD AGGREGATOR, LLC
By: CCP III Cayman GP Ltd., its sole manager

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB BLIZZARD LOWER HOLDINGS GP B, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB BLIZZARD LOWER HOLDINGS B, L.P.
By: CB Blizzard Lower Holdings GP B, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.